Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
The Agreement and Plan of Merger, dated September 4, 2006, by and among Compagnie Générale de Géophysique (General Geophysics Company), Volnay Acquisition Co. I, Volnay Acquisition Co. II and Veritas DGC Inc., was filed by Compagnie Générale de Géophysique under cover of Form 6-K today and is incorporated by reference into this filing.